Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act

Subject Company: Linear Technology Corporation

Filer’s SEC File No.: 001-7819

July 27, 2016

GENERAL QA

What was announced today?

On July 26, 2016, Analog Devices, Inc. (NASDAQ: ADI) announced that it has entered into a definitive agreement to acquire Linear Technology (NASDAQ: LLTC) in a cash and stock transaction that values the combined enterprise at approximately $30 billion1. Upon completion of the acquisition, the combined company will be the premier high-performance analog technology company with leading positions across all key analog product categories and anticipated annual revenues of approximately $5 billion.

Why is Analog Devices acquiring Linear Technology?

This is the right combination at the right time. In this competitive market, our customers are looking for partners in their innovation, engineering, and world-class supply chain support; not just suppliers. The addition of Linear Technology’s highly complementary portfolio of technologies and products to our own will create the industry’s most comprehensive suite of high-performance analog offerings. More importantly, this transaction will combine two of the industry’s leading engineering teams, creating an unparalleled innovation powerhouse capable of helping customers address their most complex analog and market challenges.

When is the transaction expected to close?

This transaction has been unanimously approved by the boards of directors of both companies. Pending necessary shareholder, regulatory approvals and other customary closing conditions, we currently expect this transaction to close in the first half of calendar year 2017.

What is the combined revenue of Analog Devices and Linear Technology?

The combined revenue of Analog Devices and Linear Technology for FY2015 was approximately $5 billion.

What will be the name of the combined company?

The combined company will continue to be called Analog Devices, Inc.

How do the operations at Analog Devices and/or Linear Technology change between now and the close?

Until the close, we remain two independent companies. During the interim period though, we will be working closely with Linear Technology to ensure a smooth integration and transition upon close.

Will the Linear Technology brand remain standalone, or will it be integrated into Analog Devices like Hittite?

Analog Devices intends to maintain the Linear Technology high performance power management brand.

[1]	Based on Analog Devices’ 5 day volume weighted average price of $60.3215 as of July 21, 2016 per Bloomberg

How many employees does Linear Technology have?

Linear Technology has approximately 4,900 employees worldwide.

The announced deal price ($14.8 billion) is significant – how will Analog Devices be financing this combination?

Analog Devices intends to fund the transaction with approximately 58 million new shares of ADI common stock, approximately $7.3 billion of new long-term debt, and the remainder from the combined company’s balance sheet cash. The new long-term debt is supported by a fully underwritten bridge loan commitment and is expected to consist of term loans and bonds, with emphasis on pre-payable debt, to facilitate rapid deleveraging.

EMPLOYEE INTRANET QA

What was announced today?

On July 26, 2016, Analog Devices, Inc. (NASDAQ: ADI) announced that it has entered into a definitive agreement to acquire Linear Technology (NASDAQ: LLTC) in a cash and stock transaction that values the combined enterprise at approximately $30 billion2. Upon completion of the acquisition, the combined company will be the premier high-performance analog technology company with leading positions across all key analog product categories and annual revenues of approximately $5 billion.

Why is Analog Devices acquiring Linear Technology?

This is the right combination at the right time. In this competitive market, our customers are looking for partners in their innovation, engineering, and world-class supply chain support; not just suppliers. The addition of Linear Technology’s highly complementary portfolio of technologies and products to our own will create the industry’s most comprehensive suite of high-performance analog offerings. More importantly, this transaction will combine two of the industry’s leading engineering teams, creating an unparalleled powerhouse of innovation with a financial platform that will allow us to invest in the technologies that solve our customers’ most complex challenges. We expect that this combination will be a catalyst not only for business growth but for our people’s professional growth as well.

When is the transaction expected to close?

This transaction has been unanimously approved by the boards of directors of both companies. Pending necessary shareholder and regulatory approvals and other customary closing conditions, we currently expect this transaction to close in the first half of calendar year 2017.

What will be the name of the combined company?

The combined company will continue to be called Analog Devices, Inc. We intend to maintain the Linear Technology high performance power management brand.

Where will Analog Devices’ headquarters be located?

Analog Devices’ headquarters will remain in Norwood, MA. We intend to maintain Linear Technology’s Milpitas, CA campus as a Silicon Valley center of excellence.

[2]	Based on Analog Devices’ 5 day volume weighted average price of $60.3215 as of July 21, 2016 per Bloomberg

How do the operations at Analog Devices and/or Linear Technology change between now and the close?

Until the close, we remain two independent companies. So, until then, it will be business as usual – staying focused on providing our customers with best-in-class service and solutions to their most critical analog needs.

The announcement references Analog Devices’ B2B businesses, but not Consumer. Will this acquisition change ADI’s Consumer strategy?

No. We will continue to focus on complex problems in consumer where we can apply our innovation to solve problems that matter to the user experience and where our innovation can sustain a position over multiple generations.

Is this a move to gain scale?

No. Our goal is not to be “all things to all people.” Our goal is to deliver the specific high-performance analog technologies that enable us to address our customers’ toughest analog challenges and innovate and grow faster than our peers.

When can we start selling Linear Technology products?

Analog Devices will be able to sell Linear Technology’s portfolio upon the closing of the transaction, expected in the first half of calendar year 2017.

What should we say now to customers?

Until the close, Analog Devices and Linear Technology will remain two independent companies and will continue to conduct business as usual. During the interim period, we will be working closely with Linear Technology to ensure a smooth integration and transition and a seamless, uninterrupted experience for our customers.

Beyond these messages, you should refer customers to the transaction website at ADILinear.transactionannouncement.com where they can find the press release announcing the deal, a letter from Vince to customers and helpful FAQs.

Are there plans to collocate Analog Devices and Linear Technology employees?

The headquarters of Analog Devices will remain in Norwood, MA. ADI and Linear Technology have many facilities involved in innovation across the globe. We intend to combine locations where it makes sense to foster collaboration and focus on superior innovation.

Will there be any changes to our compensation/benefits/etc.?

We currently do not anticipate any changes to Analog Devices’ compensation programs as a result of this transaction. Both ADI and Linear Technology greatly value and are committed to our employees.

What role will Linear Technology management play in the combined company?

Vince Roche will continue as President and Chief Executive Officer of the combined company. We anticipate a combined company leadership team with representation from both companies.

What do I do if I have additional questions regarding this transaction?

We will keep you informed of important developments as we make progress toward the close. If you haven’t already, I encourage you to visit

teams.web.analog.com/adi/quarterlyupdate/adiandlineartogether to read the press release and other related materials explaining the transaction and what it means for you, our customers, and all of our stakeholders.

CUSTOMER QA

Why is Analog Devices acquiring Linear Technology?

This is the right combination at the right time. In this competitive market, our customers are looking for partners in their innovation, engineering, and world-class supply chain support; not just suppliers. The addition of Linear Technology’s highly complementary portfolio of technologies and products to our own will create the most complete and diversified high performance analog portfolio in the industry. More importantly, this transaction will combine two of the industry’s leading engineering teams, creating an unparalleled innovation powerhouse that will partner with you to address your most complex challenges and bolster your competitive advantage in the markets you serve.

How will this transaction affect my relationship with Analog Devices?

Until the close, Analog Devices and Linear Technology will remain two independent companies and will continue to conduct business as usual. During the interim period, we will be working closely with Linear Technology to ensure a smooth integration and transition upon close. What you can expect from us is a seamless, uninterrupted experience and the same levels of customer service from the combined company. If you have any questions or concerns, please reach out to your ADI sales representative.

When will this transaction close?

Pending all necessary shareholder and regulatory approvals, we currently expect this transaction to close in the first half of calendar year 2017.

ANALOG DEVICES MANAGEMENT (REACTIVE) QA

The announced deal price ($14.8 billion) is a lot of money – how will Analog Devices pay for Linear Technology?

Analog Devices intends to fund the transaction with approximately 58 million new shares of ADI common stock, approximately $7.3 billion of new long-term debt, and the remainder from the combined company’s balance sheet cash. The new long-term debt is supported by a fully underwritten bridge loan commitment and is expected to consist of term loans and bonds, with emphasis on pre-payable debt, to facilitate rapid deleveraging.

How did Analog Devices arrive at the purchase price for Linear Technology?

The price we paid is a fair one for a unique, high quality business with the best financial model in the industry.

Does this acquisition mean that Analog Devices won’t be able to do other acquisitions in the near future?

Our primary focus in the near term will be to successfully integrate Analog Devices and Linear Technology. We will also consider doing smaller, tuck-in transactions to acquire technologies and businesses that allow us to complement and grow our existing business and enhance our market competitiveness.

Will the acquisition of Linear Technology change our overall business strategy?

No. Our two companies are strategically aligned, we play in similar applications, and most importantly, we share similar values founded upon engineering excellence, innovation, and a passion for our customers’ success. Moreover, we believe that Linear Technology’s capabilities are highly-complementary with Analog Devices’ offerings and that the ability to deliver a diversity and breadth of product offerings and highly-innovative solutions will be a critical differentiator as customers carefully select their long-term innovation partners.

How will we successfully combine our two different cultures into one?

Analog Devices’ and Linear Technology’s values are very similar. Like ADI, Linear Technology values engineering excellence and customers’ success. Our respective management teams will work together to combine the strengths of each company’s culture to create something greater than the sum of its parts.

Our external communications indicate that the transaction will drive $150 million in synergies. What do you mean by that?

First, we should make clear that the primary driver of this combination is the opportunity to create an unparalleled innovation and growth engine within the high performance analog market, not synergies or cost efficiencies. Having said that, when you combine two standalone public enterprises, there will be some inefficient overlap and duplication of resources in certain areas, which we will need to address. As we do so, our guiding principle will be to invest in and maximize our ability to successfully develop innovative products, deliver them to market and fully support our customers while optimizing the way our combined organization works together. While meaningful cost savings in some areas will be a natural result of that process, we expect the leading impact will be the opportunities we create as an even bigger, stronger, more competitive company. Our aim is to create something that is ultimately more – not less – than the sum of its parts. We’re committed to keeping you updated as we plan and progress through the integration process.

Once combined, which functional areas are most likely to be impacted by overlap and inefficiencies?

It is still very early in the planning and integration process but our guiding principle will be to preserve and maximize our ability to successfully develop innovative products, deliver them to market, and fully support our customers. We expect to minimize corporate overlap across the combined company, benefit from increased purchase power, and target some COGS and supply chain efficiencies.

Will this overlap/inefficiency require job cuts or facility closures at Analog Devices or Linear Technology?

It is too early in the planning and integration process to provide clarity and guidance in this area. We are committed to keeping you updated as we plan and progress through the integration process.

If any employees lose their jobs as a result of the transaction, will Analog Devices offer severance and/or outplacement assistance?

It is premature to discuss specifics at this time. What I can tell you is that all employees can expect to be treated with fairness and respect, and will be provided with appropriate assistance, in keeping with existing policies.

###

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, expected benefits and synergies of the transaction, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

VR Letter to Customers

Dear Valued Customer,

We are delighted to announce that Analog Devices has entered into a definitive agreement to acquire Lake Linear Technology – a leader in the analog power management market. With this transaction, we will have brought three top companies in high-performance analog technology – Analog Devices, Linear Technology, and Hittite – under one roof. This transaction will create an unparalleled innovation powerhouse that can partner with you to address your most complex analog and mixed signal challenges and bolster your competitive advantage in the markets you serve.

We are excited to add Linear’s tremendous power management and analog technology and expertise to the ADI family, creating the industry’s most comprehensive high-performance analog portfolio. Together, we will be able to deliver best-in-class offerings to you across every segment of analog core technology: converters, signal conditioning, RF and microwave, power management, and sensors.

Pending necessary shareholder and regulatory approvals, we currently expect this transaction to close in the first calendar quarter of 2017. Until then, it is business as usual and ADI and Linear Technology will continue to operate as independent companies. Throughout this process, we remain fully committed to providing you with the highest level of customer service and we will keep you informed of our progress as we combine these two great companies. Our highest priority is ensuring that the benefits of this combination are delivered to you seamlessly.

I have attached today’s press release and some FAQs to address potential questions that you may have about this transaction. Please also feel free to visit our transaction website at www.adilinear.transactionannouncement.com or reach out to your ADI sales representative for additional information. We thank you for your loyalty and look forward to continuing to be your high-performance analog partner.

Sincerely,

VR

President and Chief Executive Officer

Analog Devices

Analog Devices and Linear Technology to Combine

Creating the Premier Analog Technology Company

•	Highly complementary product portfolios create the industry’s most comprehensive suite of high-performance analog offerings

•	Unique combination of engineering talent, technology, and application domain expertise creates unparalleled innovation and support partner for customers

•	Best-in-Class financial model with strong free cash flow generation profile – expected to be immediately accretive to Analog Devices’ non-GAAP EPS and free cash flow

NORWOOD, MA and MILPITAS, CA, July 26, 2016 - Analog Devices, Inc. (NASDAQ: ADI) (“Analog Devices”) and Linear Technology Corporation (NASDAQ: LLTC) (“Linear Technology”) today announced that they have entered into a definitive agreement under which Analog Devices will acquire Linear Technology in a cash and stock transaction that values the combined enterprise at approximately $30 billion(1). Upon completion of the acquisition, Analog Devices will be the premier global analog technology company with approximately $5 billion in anticipated annual revenues.

Under the terms of the agreement, Linear Technology shareholders will receive $46.00 per share in cash and 0.2321 of a share of Analog Devices common stock for each share of Linear Technology common stock they hold at the closing of the transaction. The transaction values Linear Technology at approximately $60.00 per share(1), representing an equity value for Linear Technology of approximately $14.8 billion(1).

“The combination of Analog Devices and Linear Technology brings together two of the strongest business and technology franchises in the semiconductor industry,” said Vincent Roche, President and Chief Executive Officer of Analog Devices. “Our shared focus on engineering excellence and our highly complementary portfolios of industry-leading products will enable us to solve our customers’ biggest and most complex challenges at the intersection of the physical and digital worlds. We are creating an unparalleled innovation and support partner for our industrial, automotive, and communications infrastructure customers, and I am very excited about what this acquisition means for our customers, our employees, and our industry.”

Bob Swanson, Executive Chairman and Co-founder of Linear Technology, added, “For 35 years, Linear Technology has had great success by growing its business organically. However, this combination of Linear Technology and Analog Devices has the potential to create a combination where one plus one truly exceeds two. As a result, the Linear Technology Board concluded that this is a compelling transaction that delivers substantial value to our shareholders, and the opportunity for additional upside through stock in the combined company. Analog Devices is a highly respected company. By combining our complementary areas of technology strength, we have an excellent opportunity to reinforce our leadership across the analog and power semiconductor markets, enhancing shareholder value. Together, Linear Technology and Analog Devices will advance the technology and deliver innovative analog solutions to our customers worldwide. We are committed to working with the ADI team to ensure a smooth transition.”

Compelling Strategic and Financial Benefits

•	Global High-Performance Analog Industry Leader: Combination expected to create a global high-performance analog industry leader across data converters, power management, amplifiers, interface, and RF and microwave products

•	Highly Complementary Businesses: Highly complementary product portfolios create the industry’s most comprehensive suite of high-performance analog offerings and expand Analog Devices’ total addressable market to $14 billion from $8 billion

•	Leading Positions & Commitment to Customers: Combined company expected to be a leader across all major high-performance analog product categories and will have a shared commitment to providing customers with the highest levels of innovation, service, and support

•	Accelerates Innovation and Revenue Growth in Attractive Markets: Unique combination of engineering excellence and domain expertise accelerates innovation and revenue growth opportunities in the industrial, automotive, and communications infrastructure markets

•	Best-in-Class Financial Model: Value of innovation and engineering excellence reflected in best-in-class financial model, non-GAAP margins, and free cash flow

•	Accretive Transaction: The transaction is expected to be immediately accretive to Analog Devices’ non-GAAP EPS and free cash flow. Analog Devices expects to achieve $150 million of annualized run-rate cost synergies within 18 months post transaction close

Mr. Roche concluded, “We have tremendous respect and admiration for the franchise created by Linear Technology. I have no doubt that the combination of our two companies will create a trusted leader in our industry, capable of generating tremendous value for all of our stakeholders.”

Following the transaction close, Mr. Roche, President and CEO of Analog Devices will continue to serve as President and CEO of the combined company, and David Zinsner, SVP and CFO of Analog Devices, will continue to serve as SVP and CFO of the combined company. Analog Devices and Linear Technology anticipate a combined company leadership team with strong representation from both companies across all functions. The Linear Technology brand will continue to serve as the brand for Analog Devices’ power management offerings. The combined company will use the name Analog Devices, Inc. and continue to trade on the NASDAQ under the symbol ADI.

Transaction Structure and Terms

Under the terms of the agreement, Linear Technology shareholders will receive $46.00 per share in cash and 0.2321 of a share of Analog Devices common stock for each share of Linear Technology common stock they hold at closing. The transaction values Linear Technology at approximately $60.00 per share(1), representing an equity value for Linear Technology of approximately $14.8 billion(1). Post-closing, Linear Technology shareholders will own approximately 16% of the combined company on a fully-diluted basis.

Analog Devices intends to fund the transaction with approximately 58 million new shares of Analog Devices common stock, approximately $7.3 billion of new long-term debt, and the remainder from the combined company’s balance sheet cash. The new long-term debt is supported by a fully underwritten bridge loan commitment and is expected to consist of term loans and bonds, with emphasis on pre-payable debt, to facilitate rapid deleveraging.

This transaction has been unanimously approved by the boards of directors of both companies. Closing of the transaction is expected by the end of the first half of calendar year 2017, and is subject to regulatory approvals in various jurisdictions, the approval of Linear Technology’s shareholders, and other customary closing conditions.

Analog Devices Financial Guidance

Analog Devices also narrowed and raised its financial guidance for its third quarter of fiscal year 2016, for revenue to be approximately $865 million, and for diluted earnings per share to be in the range of $0.71 to $0.72, and non-GAAP diluted earnings per share to be in the range of $0.77 to $0.78. The non-GAAP EPS estimate reflects estimated adjustments for amortization of purchased intangible assets and depreciation of step up value on purchased fixed assets, which total $19 million in the aggregate.

Advisors

Credit Suisse is acting as exclusive financial advisor to Analog Devices, and Wachtell, Lipton, Rosen & Katz and Wilmer Cutler Pickering Hale and Dorr LLP are serving as its legal advisors. J.P. Morgan, Bank of America Merrill Lynch, and Credit Suisse are providing committed debt financing for the transaction. Qatalyst Partners is acting as exclusive financial advisor to Linear Technology, and Jones Day is serving as its legal advisor.

Conference call and Webcast Information

Analog Devices and Linear Technology management will host a conference call today, July 26, 2016 at 5:00pm ET to discuss details of the transaction. A live webcast and the accompanying presentation relating to the transaction will be available in the “investors” section of Analog Devices’ website at www.analog.com in advance of the conference call.

Investors may join via webcast, accessible at investor.analog.com, or by telephone (call 800-859-9560 ten minutes before the call begins and provide the password “ADI”).

A replay of the call will be made available and may be accessed for up to two weeks by dialing (855) 859-2056 (replay only) and providing the conference ID: 56173988, or by visiting investor.analog.com.

About Analog Devices

Analog Devices designs and manufactures semiconductor products and solutions. We enable our customers to interpret the world around us by intelligently bridging the physical and digital with unmatched technologies that sense, measure and connect. Visit http://www.analog.com.

About Linear Technology

Linear Technology, a member of the S&P 500, has been designing, manufacturing and marketing a broad line of high performance analog integrated circuits for major companies worldwide for over three decades. The company’s products provide an essential bridge between our analog world and the digital electronics in communications, networking, industrial, automotive, computer, medical, instrumentation, consumer, and military and aerospace systems. Linear Technology produces power management, data conversion, signal conditioning, RF and interface ICs, µModule® subsystems, and wireless sensor network products. For more information, visit www.linear.com.

Note:

(1)	Based on Analog Devices’ 5-day volume weighted average price of $60.3215 as of July 21, 2016 per Bloomberg.

Forward Looking Statements

This press release contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, including the effect of the transaction on Analog Devices’ revenues, non-GAAP earnings, free cash flow, capital returns and expected growth rates of the combined companies, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction, the availability of debt financing for the transaction, Analog Devices’ timing and ability to repay the debt and Analog Devices’ guidance for its third quarter of fiscal 2016. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear

Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For further information, please contact:

Investor Contacts

Analog Devices

Ali Husain, Treasurer & Director of Investor Relations

Mike Lucarelli, Senior Manager Investor Relations

investor.relations@analog.com

781-461-3282

Linear Technology:

Donald P. Zerio, Vice President, Finance, Chief Financial Officer

(408) 432-1900

Media Contacts

Analog Devices

Gerald Kimber White, Senior Director Corporate Communications

E-mail: gerald.kimberwhite@analog.com

781-461-3839

Sard Verbinnen & Co

John Christiansen

jchristiansen@sardverb.com

415-618-8750

Margaret Popper

mpopper@sardverb.com

212-687-8080

Linear Technology

John Hamburger, Director, Marketing Communications

jhamburger@linear.com

408-432-1900 x2419

FAQ

Why is Analog Devices acquiring Linear Technology?

This is the right combination at the right time. In this competitive market, our customers are looking for partners in their innovation, engineering, and world-class supply chain support; not just suppliers. The addition of Linear Technology’s highly complementary portfolio of technologies and products to our own will create the most complete and diversified high performance analog portfolio in the industry. More importantly, this transaction will combine two of the industry’s leading engineering teams, creating an unparalleled innovation powerhouse that will partner with you to address your most complex challenges and bolster your competitive advantage in the markets you serve.

How will this transaction affect my relationship with Analog Devices?

Until the close, Analog Devices and Linear Technology will remain two independent companies and will continue to conduct business as usual. During the interim period, we will be working closely with Linear Technology to ensure a smooth integration and transition upon close. What you can expect from us is a seamless, uninterrupted experience and the same levels of customer service from the combined company. If you have any questions or concerns, please reach out to your ADI sales representative.

When will this transaction close?

Pending all necessary shareholder and regulatory approvals, we currently expect this transaction to close in the first half of calendar year 2017.

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Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, expected benefits and synergies of the transaction, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

VR Letter to Partners

Dear Valued Partner,

We are delighted to announce that Analog Devices has entered into a definitive agreement to acquire Lake Linear Technology – a leader in the analog power management market. With this transaction, we will have brought three top companies in high-performance analog technology – Analog Devices, Linear Technology, and Hittite – under one roof, creating the most complete and diversified analog portfolio in the industry and an unparalleled innovation powerhouse and partner for our customers.

Linear Technology is an exceptional company with a highly complementary product portfolio that will enable us to deliver best-in-class offerings to customers across every aspect of analog core technology: converters, signal conditioning, RF and microwave, power management, and sensors. We are particularly excited to add Linear’s tremendous power management and analog technology and expertise to the ADI family.

Pending necessary shareholder and regulatory approvals, we currently expect this transaction to close in the first calendar quarter of 2017. Until then, it is business as usual and Analog Devices and Linear Technology will continue to operate as independent companies.

I have attached today’s press release and encourage you to visit www.adilinear.transactionannouncement.com or reach out to your Analog Devices representative for additional information. We look forward to continuing to be your high-performance analog partner.

Sincerely,

Vince Roche

President and Chief Executive Officer

Analog Devices

Analog Devices and Linear Technology to Combine

Creating the Premier Analog Technology Company

•	Highly complementary product portfolios create the industry’s most comprehensive suite of high-performance analog offerings

•	Unique combination of engineering talent, technology, and application domain expertise creates unparalleled innovation and support partner for customers

•	Best-in-Class financial model with strong free cash flow generation profile – expected to be immediately accretive to Analog Devices’ non-GAAP EPS and free cash flow

NORWOOD, MA and MILPITAS, CA, July 26, 2016 - Analog Devices, Inc. (NASDAQ: ADI) (“Analog Devices”) and Linear Technology Corporation (NASDAQ: LLTC) (“Linear Technology”) today announced that they have entered into a definitive agreement under which Analog Devices will acquire Linear Technology in a cash and stock transaction that values the combined enterprise at approximately $30 billion(1). Upon completion of the acquisition, Analog Devices will be the premier global analog technology company with approximately $5 billion in anticipated annual revenues.

Under the terms of the agreement, Linear Technology shareholders will receive $46.00 per share in cash and 0.2321 of a share of Analog Devices common stock for each share of Linear Technology common stock they hold at the closing of the transaction. The transaction values Linear Technology at approximately $60.00 per share(1), representing an equity value for Linear Technology of approximately $14.8 billion(1).

“The combination of Analog Devices and Linear Technology brings together two of the strongest business and technology franchises in the semiconductor industry,” said Vincent Roche, President and Chief Executive Officer of Analog Devices. “Our shared focus on engineering excellence and our highly complementary portfolios of industry-leading products will enable us to solve our customers’ biggest and most complex challenges at the intersection of the physical and digital worlds. We are creating an unparalleled innovation and support partner for our industrial, automotive, and communications infrastructure customers, and I am very excited about what this acquisition means for our customers, our employees, and our industry. “

Bob Swanson, Executive Chairman and Co-founder of Linear Technology, added, “For 35 years, Linear Technology has had great success by growing its business organically. However, this combination of Linear Technology and Analog Devices has the potential to create a combination where one plus one truly exceeds two. As a result, the Linear Technology Board concluded that this is a compelling transaction that delivers substantial value to our shareholders, and the opportunity for additional upside through stock in the combined company. Analog Devices is a highly respected company. By combining our complementary areas of technology strength, we have an excellent opportunity to reinforce our leadership across the analog and power semiconductor markets, enhancing shareholder value. Together, Linear Technology and Analog Devices will advance the technology and deliver innovative analog solutions to our customers worldwide. We are committed to working with the ADI team to ensure a smooth transition.”

Compelling Strategic and Financial Benefits

•	Global High-Performance Analog Industry Leader: Combination expected to create a global high-performance analog industry leader across data converters, power management, amplifiers, interface, and RF and microwave products

•	Highly Complementary Businesses: Highly complementary product portfolios create the industry’s most comprehensive suite of high-performance analog offerings and expand Analog Devices’ total addressable market to $14 billion from $8 billion

•	Leading Positions & Commitment to Customers: Combined company expected to be a leader across all major high-performance analog product categories and will have a shared commitment to providing customers with the highest levels of innovation, service, and support

•	Accelerates Innovation and Revenue Growth in Attractive Markets: Unique combination of engineering excellence and domain expertise accelerates innovation and revenue growth opportunities in the industrial, automotive, and communications infrastructure markets

•	Best-in-Class Financial Model: Value of innovation and engineering excellence reflected in best-in-class financial model, non-GAAP margins, and free cash flow

•	Accretive Transaction: The transaction is expected to be immediately accretive to Analog Devices’ non-GAAP EPS and free cash flow. Analog Devices expects to achieve $150 million of annualized run-rate cost synergies within 18 months post transaction close

Mr. Roche concluded, “We have tremendous respect and admiration for the franchise created by Linear Technology. I have no doubt that the combination of our two companies will create a trusted leader in our industry, capable of generating tremendous value for all of our stakeholders.”

Following the transaction close, Mr. Roche, President and CEO of Analog Devices will continue to serve as President and CEO of the combined company, and David Zinsner, SVP and CFO of Analog Devices, will continue to serve as SVP and CFO of the combined company. Analog Devices and Linear Technology anticipate a combined company leadership team with strong representation from both companies across all functions. The Linear Technology brand will continue to serve as the brand for Analog Devices’ power management offerings. The combined company will use the name Analog Devices, Inc. and continue to trade on the NASDAQ under the symbol ADI.

Transaction Structure and Terms

Under the terms of the agreement, Linear Technology shareholders will receive $46.00 per share in cash and 0.2321 of a share of Analog Devices common stock for each share of Linear Technology common stock they hold at closing. The transaction values Linear Technology at approximately $60.00 per share(1), representing an equity value for Linear Technology of approximately $14.8 billion(1). Post-closing, Linear Technology shareholders will own approximately 16% of the combined company on a fully-diluted basis.

Analog Devices intends to fund the transaction with approximately 58 million new shares of Analog Devices common stock, approximately $7.3 billion of new long-term debt, and the remainder from the combined company’s balance sheet cash. The new long-term debt is supported by a fully underwritten bridge loan commitment and is expected to consist of term loans and bonds, with emphasis on pre-payable debt, to facilitate rapid deleveraging.

This transaction has been unanimously approved by the boards of directors of both companies. Closing of the transaction is expected by the end of the first half of calendar year 2017, and is subject to regulatory approvals in various jurisdictions, the approval of Linear Technology’s shareholders, and other customary closing conditions.

Analog Devices Financial Guidance

Analog Devices also narrowed and raised its financial guidance for its third quarter of fiscal year 2016, for revenue to be approximately $865 million, and for diluted earnings per share to be in the range of $0.71 to $0.72, and non-GAAP diluted earnings per share to be in the range of $0.77 to $0.78. The non-GAAP EPS estimate reflects estimated adjustments for amortization of purchased intangible assets and depreciation of step up value on purchased fixed assets, which total $19 million in the aggregate.

Advisors

Credit Suisse is acting as exclusive financial advisor to Analog Devices, and Wachtell, Lipton, Rosen & Katz and Wilmer Cutler Pickering Hale and Dorr LLP are serving as its legal advisors. J.P. Morgan, Bank of America Merrill Lynch, and Credit Suisse are providing committed debt financing for the transaction. Qatalyst Partners is acting as exclusive financial advisor to Linear Technology, and Jones Day is serving as its legal advisor.

Conference call and Webcast Information

Analog Devices and Linear Technology management will host a conference call today, July 26, 2016 at 5:00pm ET to discuss details of the transaction. A live webcast and the accompanying presentation relating to the transaction will be available in the “investors” section of Analog Devices’ website at www.analog.com in advance of the conference call.

Investors may join via webcast, accessible at investor.analog.com, or by telephone (call 800-859-9560 ten minutes before the call begins and provide the password “ADI”).

A replay of the call will be made available and may be accessed for up to two weeks by dialing (855) 859-2056 (replay only) and providing the conference ID: 56173988, or by visiting investor.analog.com.

About Analog Devices

Analog Devices designs and manufactures semiconductor products and solutions. We enable our customers to interpret the world around us by intelligently bridging the physical and digital with unmatched technologies that sense, measure and connect. Visit http://www.analog.com.

About Linear Technology

Linear Technology, a member of the S&P 500, has been designing, manufacturing and marketing a broad line of high performance analog integrated circuits for major companies worldwide for over three decades. The company’s products provide an essential bridge between our analog world and the digital electronics in communications, networking, industrial, automotive, computer, medical, instrumentation, consumer, and military and aerospace systems. Linear Technology produces power management, data conversion, signal conditioning, RF and interface ICs, µModule® subsystems, and wireless sensor network products. For more information, visit www.linear.com.

Note:

(1) Based on Analog Devices’ 5-day volume weighted average price of $60.3215 as of July 21, 2016 per Bloomberg.

Forward Looking Statements

This press release contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, including the effect of the transaction on Analog Devices’ revenues, non-GAAP earnings, free cash flow, capital returns and expected growth rates of the combined companies, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction, the availability of debt financing for the transaction, Analog Devices’ timing and ability to repay the debt and Analog Devices’ guidance for its third quarter of fiscal 2016. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of

Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For further information, please contact:

Investor Contacts

Analog Devices

Ali Husain, Treasurer & Director of Investor Relations

Mike Lucarelli, Senior Manager Investor Relations

investor.relations@analog.com

781-461-3282

Linear Technology:

Donald P. Zerio, Vice President, Finance, Chief Financial Officer

(408) 432-1900

Media Contacts

Analog Devices

Gerald Kimber White, Senior Director Corporate Communications

E-mail: gerald.kimberwhite@analog.com

781-461-3839

Sard Verbinnen & Co

John Christiansen

jchristiansen@sardverb.com

415-618-8750

Margaret Popper

mpopper@sardverb.com

212-687-8080

Linear Technology

John Hamburger, Director, Marketing Communications

jhamburger@linear.com

408-432-1900 x2419

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Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, expected benefits and synergies of the transaction, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Email From BU Leaders

Subject Line: [Business Unit Name] Town Hall to Discuss Analog Devices Acquisition of Linear Technology – [Time and Location]

Team

As I’m sure you’ve heard by now, today we announced the exciting news that Analog Devices has entered into a definitive agreement to acquire Linear Technology. In addition to allowing us to create the global high-performance analog industry leader, this transaction supports our growth strategy by building our technology base, allowing us to meet all of our customers’ analog needs and setting the stage for more complete solutions in the future The combination of engineering talent, technology, and application domain expertise allows us to be a better partner with our customers and accelerates our ability to innovate with impact. Finally, Linear Technology is a good cultural fit with Analog Devices and the combination will create greater professional growth opportunities for all of us.

I understand that many of you will have questions and concerns about how this transaction will affect you and [name of business unit] more generally, and am committed to being as transparent with you as possible throughout this process. As a first step, I’d like to invite you to join me at [time] at [location] for a brief presentation about the transaction with a Q&A session to follow.

In the meantime, if you haven’t reviewed them already, I encourage you to visit our internal microsite at teams.web.analog.com/adi/quarterlyupdate/adiandlineartogether to read the press release and employee FAQ and learn more about the transaction and what it means for you, our customers and all of our stakeholders.

[Add any business unit-specific details.]

Sincerely,

XX

[Title]

Analog Devices

# # #

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, expected benefits and synergies of the transaction, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Response Guide for Customer-Facing Employees

Overview

Following today’s announcement that Analog Devices has entered into a definitive agreement to acquire Linear Technology, you may receive questions from customers about the transaction and the effect it will have on their business relationship with Analog Devices. As we have just announced the agreement and are still very early in our planning for the future, it is best to simply refer customers to the letter they received from Vince or Mike and direct them to our public deal microsite www.adilinear.transactionannouncement.com. To reduce the risk of misunderstanding and confusion, please limit yourself to the following talking points when asked about the transaction by our customers.

Customer Talking Points for Transaction Outreach

•	Analog Devices has entered into a definitive agreement to acquire Linear Technology – a leader in the analog power management market.

•	Our announcement is just the start of the process. The transaction is subject to certain shareholder and regulatory approvals.

•	Subject to those approvals, we currently expect this transaction to close in the first half of calendar year 2017.

•	Until then, it is business as usual and Analog Devices and Linear Technology will continue to operate as independent companies.

•	For more information, I encourage you to visit our transaction website at www.adilinear.transactionannouncement.com.

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Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, expected benefits and synergies of the transaction, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the

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proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock

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is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Response Guide for Distributor-Facing Employees

Overview

Following today’s announcement that Analog Devices has entered into a definitive agreement to acquire Linear Technology, you may receive questions from distributors and partners about the transaction and the effect it will have on their business relationship with Analog Devices. As we have just announced the agreement and are still very early in our planning for the future, it is best to simply refer distributors to the letter they received from Vince or Mike and direct them to our public deal microsite www.adilinear.transactionannouncement.com. To reduce the risk of misunderstanding and confusion, please limit yourself to the following talking points when asked about the transaction by our distributors.

Distributor Talking Points for Transaction Outreach

•	Analog Devices has entered into a definitive agreement to acquire Linear Technology – a leader in the analog power management market.

•	Our announcement is just the start of the process. The transaction is subject to certain shareholder and regulatory approvals.

•	Subject to those approvals, we currently expect this transaction to close in the first half of calendar year 2017.

•	Until then, it is business as usual and Analog Devices and Linear Technology will continue to operate as independent companies.

•	For more information, I encourage you to visit our transaction website at www.adilinear.transactionannouncement.com.

#   #   #

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, expected benefits and synergies of the transaction, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all;

the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.